UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 8
TOM Online Inc.
(Name of Subject Company)
TOM Online Inc.
TOM Group Limited
(Names of Filing Persons)
Ordinary Shares, par value HK $0.01 per share
American Depositary Shares, each representing 80 Ordinary Shares
(Title of Class of Securities)
889728200 (Ordinary Shares)
US8897282005 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Peter Schloss TOM Online Inc. 8th Floor, Tower W3, Oriental Plaza No. 1 Dong Chang An Avenue Beijing, China 100738 Tel: (8610) 6528-3399	Angela Mak Soek Fun TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China Tel: (852) 2121 7838
with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: 44 20 7367 1601	Thomas B. Shropshire, Jr. Linklaters One Silk Street London EC24 8HQ United Kingdom Tel: 44 20 7456 2000
(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☑	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,933,687.98	$6,170.51

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,033,766,075 Scheme Shares (either directly or in the form of American Depositary Shares, each representing 80 Ordinary Shares), par value HK$0.01 per share, of TOM Online, which represents all shares outstanding on the date hereof and not owned by TOM Group Limited, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited, at a purchase price of HK$1.52 per Ordinary Share or HK$121.60 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.81778 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 25, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.
Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration number, or the form or schedule and the date of its filing.
AMOUNT PREVIOUSLY PAID: $6,170.51
FORM OR REGISTRATION NO.: Schedule 13E-3
FILING PARTY: TOM Online Inc. and TOM Group Limited
DATE FILED: May 1, 2007

Item 15. Additional Information
Item 16. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.14: Press Release issued jointly by TOM Group Limited and TOM Online Inc. on August 10, 2007.
EX-99.(A)(5)(14) PRESS RELEASE DATED AUG 10,2007
Introduction
     This final Amendment amends the Schedule 13E-3 initially filed by (1) TOM Online Inc., a company incorporated in the Cayman Islands with limited liability and (2) TOM Group Limited, a company incorporated in the Cayman Islands with limited liability, with the Securities and Exchange Commission on April 30, 2007, as amended on May 2, 2007, May 29, 2007, June 7, 2007, June 8, 2007, June 27, 2007, July 10, 2007 and July 25, 2007. Capitalized terms used in this Amendment shall have the meaning given to them in the Scheme Document.
     On August 10, 2007, the Scheme was duly approved by the Independent Shareholders at the adjourned Court Meeting and the special resolution proposed at the adjourned EGM was also duly passed by the Shareholders.
Item 15. Additional Information (Regulation M-A Item 1011)
Item 15(b) is hereby amended and supplemented as follows:
     Other material information.
     At the adjourned Court Meeting on August 10, 2007, a total number of 75 Independent Shareholders representing 481,362,061 Scheme Shares (representing approximately 46.56% of the total number of Scheme Shares) attended and voted in person or by proxy on a poll, of which:
(i) 59 Independent Shareholders representing 462,539,381 Scheme Shares (representing approximately 96.09% in value of the Scheme Shares voted, approximately 44.74% of the total number of Scheme Shares, and approximately 45.37% in value of all the Scheme Shares held by the Independent Shareholders) voted in favour of the Scheme; and
(ii) 16 Independent Shareholders representing 18,822,680 Scheme Shares (representing approximately 3.91% in value of the Scheme Shares voted, approximately 1.82% of the total number of Scheme Shares, and approximately 1.85% in value of all the Scheme Shares held by the Independent Shareholders) voted against the Scheme.
     Accordingly, the Scheme was duly approved (by way of poll) in compliance with Section 86 of the Companies Law of the Cayman Islands and Rule 2.10 of the Takeovers Code by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the adjourned Court Meeting representing not less than three-fourths in value of the Scheme Shares that are voted either in person or by proxy by the Independent Shareholders at the adjourned Court Meeting and the Scheme was not disapproved (by way of poll) by Independent Shareholders at the adjourned Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders.
     At the adjourned EGM on August 10, 2007, a total of 3,704,424,288 Shares (representing approximately 86.97% of the total number of Shares) were voted in person or by proxy on a poll, of which:

(i) 3,685,583,614 Shares (representing approximately 99.49% of the Shares voted) were voted in favour of the special resolution proposed at the adjourned EGM; and
(ii) 18,840,674 Shares (representing approximately 0.51% of the Shares voted) were voted against the special resolution proposed at the adjourned EGM.
     Accordingly, the special resolution proposed at the adjourned EGM for the approval of the capital reduction, increase in share capital and issuance of new Shares in connection with the Scheme was duly passed by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting (either in person or by proxy) at the adjourned EGM.
     The Scheme will become effective subject to the fulfilment or waiver (as applicable) of conditions (d) to (i) set out in the section headed “Conditions of the Share Proposal and the Scheme” in the Explanatory Memorandum on page 80 of the Scheme Document. Assuming that the above conditions are fulfilled (or, as applicable, waived in whole or in part), it is expected that the Scheme will become effective on Friday, 31 August 2007 (Cayman Islands time). A further announcement will be made of the exact date on which the Scheme becomes effective. The Scheme will lapse if it does not become effective on or before 31 December 2007 (or such later date as TOM and TOM Online may agree and, to the extent applicable, as the Grand Court may allow and as may be permitted by the Takeovers Code), and a further announcement will be made accordingly.
Item 16. Exhibits.
Item 16 is hereby amended in its entirety by the following:

Exhibit
Number	Description
(a)(3)*	Scheme Document, dated April 30, 2007

(a)(5)(1)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 9, 2007

(a)(5)(2)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 30, 2007

(a)(5)(3)*	Press Release issued by TOM Group Limited on April 11, 2007

(a)(5)(4)*	Press Release issued by TOM Group Limited on April 25, 2007

(a)(5)(5)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on April 30, 2007

(a)(5)(6)*	Letter from the Board of TOM Online Inc. to the Shareholders and Optionholders, dated April 30, 2007

(a)(5)(7)*	Letter from the Independent Board Committee to the Independent Shareholders (including ADS Holders) and the Optionholders, dated April 30, 2007

(a)(5)(8)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 6, 2007

(a)(5)(9)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 8, 2007

(a)(5)(10)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 27, 2007

(a)(5)(11)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on July 10, 2007

(a)(5)(12)*	Supplement to the Scheme Document dated July 10, 2007

(a)(5)(13)*	Press Release issued by TOM Online Inc. on July 23, 2007

Exhibit
Number	Description
(a)(5)(14)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on August 10, 2007

(b)(1)*	Facility Agreement for TOM Group Limited arranged by DBS Bank Ltd. and The HongKong and Shanghai Banking Corporation Limited and provided by the Financial Institutions (listed in Schedule I) as Lenders with DBS Bank Ltd., Hong Kong Branch, acting as Agent, dated April 25, 2007

(c)(1)*	Letter from ING Bank N.V., the independent financial adviser to the independent board committee of TOM Online, Inc., dated April 30, 2007

(c)(2)*	Presentation given by Goldman Sachs to the Board of TOM Group Limited on March 3, 2007

(c)(3)*	Presentation given by ING Bank N.V. to the Independent Board Committee of TOM Online, Inc. on April 10, 2007

(c)(4)*	Presentation given by Goldman Sachs to the management of TOM Group Limited on August 21, 2006

(c)(5)*	Presentation given by Goldman Sachs to the management of TOM Group Limited on September 1, 2006

(d)(1)*	RMB Loan Entrustment Contract among Beijing Hua Yi Xiong Di Advertisement Co. Ltd (Borrower), Beijing Lei Ting Wan Jun Network Technology Co. Ltd (Lender) and China Construction Bank (Trustee), dated August 31, 2005

(g)(1)*	Form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(2)*	Form of proxy of the Court Meeting for Scheme Shareholders of TOM Online Inc

(g)(3)*	Form of proxy of the Extraordinary General Meeting for Shareholders of TOM Online Inc.

(g)(4)*	New form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(5)*	New form of proxy of the adjourned Court Meeting for Scheme Shareholders of TOM Online Inc.

(g)(6)*	New form of proxy of the adjourned Extraordinary General Meeting for Shareholders of TOM Online Inc.

*	Previously filed with the SEC on Schedule 13E-3.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM ONLINE INC.
By:	/s/ Peter Schloss
Name:	Peter Schloss
Title:	Director
Date:	August 10, 2007

TOM GROUP LIMITED
By:	/s/ Angela Mak Soek Fun
Name:	Angela Mak Soek Fun
Title:	Director
Date:	August 10, 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(3)*	Scheme Document, dated April 30, 2007

(a)(5)(1)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 9, 2007

(a)(5)(2)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 30, 2007

(a)(5)(3)*	Press Release issued by TOM Group Limited on April 11, 2007

(a)(5)(4)*	Press Release issued by TOM Group Limited on April 25, 2007

(a)(5)(5)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on April 30, 2007

(a)(5)(6)*	Letter from the Board of TOM Online Inc. to the Shareholders and Optionholders, dated April 30, 2007

(a)(5)(7)*	Letter from the Independent Board Committee to the Independent Shareholders (including ADS Holders) and the Optionholders, dated April 30, 2007

(a)(5)(8)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 6, 2007

(a)(5)(9)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 8, 2007

(a)(5)(10)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 27, 2007

(a)(5)(11)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on July 10, 2007

(a)(5)(12)*	Supplement to the Scheme Document dated July 10, 2007

(a)(5)(13)*	Press Release issued by TOM Online Inc. on July 23, 2007

(a)(5)(14)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on August 10, 2007

(b)(1)*	Facility Agreement for TOM Group Limited arranged by DBS Bank Ltd. and The HongKong and Shanghai Banking Corporation Limited and provided by the Financial Institutions (listed in Schedule I) as Lenders with DBS Bank Ltd., Hong Kong Branch, acting as Agent, dated April 25, 2007

(c)(1)*	Letter from ING Bank N.V., the independent financial adviser to the independent board committee of TOM Online, Inc., dated April 30, 2007

(c)(2)*	Presentation given by Goldman Sachs to the Board of TOM Group Limited on March 3, 2007

(c)(3)*	Presentation given by ING Bank N.V. to the Independent Board Committee of TOM Online, Inc. on April 10, 2007

(c)(4)*	Presentation given by Goldman Sachs to the management of TOM Group Limited on August 21, 2006

Exhibit
Number	Description
(c)(5)*	Presentation given by Goldman Sachs to the management of TOM Group Limited on September 1, 2006

(d)(1)*	RMB Loan Entrustment Contract among Beijing Hua Yi Xiong Di Advertisement Co. Ltd (Borrower), Beijing Lei Ting Wan Jun Network Technology Co. Ltd (Lender) and China Construction Bank (Trustee), dated August 31, 2005

(g)(1)*	Form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(2)*	Form of proxy of the Court Meeting for Scheme Shareholders of TOM Online Inc

(g)(3)*	Form of proxy of the Extraordinary General Meeting for Shareholders of TOM Online Inc.

(g)(4)*	New form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(5)*	New form of proxy of the adjourned Court Meeting for Scheme Shareholders of TOM Online Inc.

(g)(6)*	New form of proxy of the adjourned Extraordinary General Meeting for Shareholders of TOM Online Inc.

*	Previously filed with the SEC on Schedule 13E-3.